SECURITIES AND EXCHANGE COMMISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fennebresque & Co LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis PLLC
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FENNEBRESQUE AND CO., LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)


elliott davis

FENNEBRESQUE AND CO., LLC

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Member
Fennebresque and Co., LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Fennebresque and Co., LLC as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fennebresque and Co., LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Elliott Davis, PLLC

Greenville, South Carolina
February 23, 2010

FENNEBRESQUE AND CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	78,760
Furniture, equipment, and leashold improvements, at cost, less accumulated depreciation and of $6,479		20,201
Prepaid expenses		12,450
Total assets	**$**	**111,411**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		
Contributed capital		1,376,000
Retained deficit		(1,264,589)
Total member's equity		111,411
Total liabilities and members' equity	**$**	**111,411**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2009

REVENUES	
Retainer fee income	$ 430,344
Interest income	784
Other	31,499
Total revenues	462,627
EXPENSES	
Employee compensation and benefits	756,660
Occupancy and equipment	27,374
Rent	47,970
Advertising, marketing, and promotion	61,312
Communications and data processing	53,704
Professional fees	16,254
License and registration fees	7,664
Other general and administrative	50,753
Total expenses	1,021,691
Net loss	**$ (559,064)**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2009

	Contributed capital	Retained deficit	Total members' equity
JANUARY 1, 2009	**$ 925,000**	**$ (705,525)**	**$ 219,475**
Net loss	-	(559,064)	(559,064)
Member contributions	451,000	-	451,000
DECEMBER 31, 2009	**$ 1,376,000**	**$ (1,264,589)**	**$ 111,411**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

OPERATING ACTIVITIES	
Net loss	$ (559,064)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	2,945
Net change in operating assets and liabilities	
Accounts receivable	3,186
Prepaid expenses	(8,462)
Accounts payable	(610)
Net cash used in operating activities	(562,005)
INVESTING ACTIVITIES	
Purchase of furniture, fixtures, and equipment	(11,697)
FINANCING ACTIVITIES	
Member contributions	451,000
Net decrease in cash	(122,702)
CASH, BEGINNING OF YEAR	201,462
CASH, END OF YEAR	**$ 78,760**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	**$ 10**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business activity and regulation

Fennebresque and Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization (EBITDA). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interest in the Company.

The Company is registered with FINRA as a limited broker dealer participating in mergers and acquisitions, private placements of securities and other investment banking services. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and will not hold clients' funds or securities, nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only do institutional business and will not have a retail client base.

Cash equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of revenue

Retainer fees are recognized when received as the fee is nonrefundable and deemed to be earned when received.

Accounts receivable from customers

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company.

Office furniture and equipment

Office furniture and equipment are carried at cost, with depreciation being provided primarily using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the members' individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

Effective January 1, 2008 the Company adopted codification topic, "Fair Value Measurements" which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. This topic requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

This topic defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Recurring basis – the Company's only asset carried at fair value or measured at fair value on a recurring basis is cash and cash equivalents. The carrying value of cash and cash equivalents approximates fair value. The Company has no liabilities carried at fair value or measured at fair value on a recurring basis.

Nonrecurring basis – the Company has no assets or liabilities carried at fair value or measured at fair value on a nonrecurring basis. The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company was initially capitalized with cash from the Holding Company. There is no requirement for the Company to repay the cash infusion. In February 2009, two new members invested a total of $451,000 into Holding Company in exchange for a convertible subordinated note and ownership interest. The Holding Company infused that cash into the Company.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2009, the Company had net capital of $78,760 under Rule 15c3-1, which was $73,760 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company paid an obligation under an operating sublease for its primary office space. The term of the sublease is 12 months, renewable annually. During 2009, the Company paid $47,970 related to this obligation.

The ultimate repayment of subordinated debt at Holding Company is contingent upon distributions from the Company but the Company is under no obligation to repay this debt.

NOTE 5 - CONCENTRATIONS

During 2009, the Company earned approximately 64% of its revenue from one client.

NOTE 6 - SUBSEQUENT EVENTS

These financial statements have not been updated for subsequent events occurring after February 23, 2010 which is the date these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2009

FENNEBRESQUE AND CO., LLC
DECEMBER 31, 2009

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

TOTAL MEMBER'S EQUITY	$	111,411
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		111,411
DEDUCT		
Nonallowable assets		
Prepaid expenses		12,450
Book value of office furniture		20,201
NET CAPITAL	$	78,760
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 0.32% of aggregate indebtedness)	$	5,000
Excess net capital	$	73,760
Aggregate indebtedness:		
Accounts payable	$	-
Ratio, aggregate indebtedness to net capital		0 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5) as of December 31, 2009:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	86,576
Audit adjustments:		
Adjustments to reconcile cash		(2,470)
Adjustments to accounts receivable		(5,346)
Net capital, per above	$	78,760

FENNEBRESQUE AND CO., LLC
AS OF DECEMBER 31, 2009

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS OF DECEMBER 31, 2009

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
AS OF DECEMBER 31, 2009

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

SCHEDULE IV

SCHEDULES OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT UNDER RULE 15C3-3
AS OF DECEMBER 31, 2009

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Member
Fennebresque and Co., LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Fennebresque and Co., LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC , solely to assist you and the other specified parties in evaluating Fennebresque and Co., LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Fennebresque and Co., LLC's management is responsible for Fennebresque and Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries to copies of the accounts payable register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Greenville, South Carolina
February 23, 2010



INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Fennebresque and Co., LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Fennebresque and Co., LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such as there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Greenville, South Carolina
February 23, 2010